EXHIBIT 99.1
PST INDÚSTRIA ELETRÔNICA DA AMAZONIA LTDA. AND SUBSIDIARY

REPORT OF INDEPENDENT AUDITORS
To the Board of Directors and Quotaholders of
PST Indústria Eletrônica da Amazônia Ltda.
We have audited the accompanying consolidated balance sheets of PST Indústria Eletrônica da Amazônia Ltda. and subsidiary as of December 31, 2006 and 2005, and the related consolidated statements of income, quotaholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PST Indústria Eletrônica da Amazônia Ltda. and subsidiary at December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.
Campinas, February 16, 2007
ERNST & YOUNG
Auditores Independentes S.S.
CRC2SP015199/O-6
B. Alfredo Baddini Blanc
Accountant CRC1SP126402/O-8

PST INDÚSTRIA ELETRÔNICA DA AMAZONIA LTDA. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
(in thousands)

	December 31,
	2006	2005
ASSETS

Current Assets:
Cash and cash equivalents	$4,785	$5,314
Accounts receivable, less allowance for doubtful accounts of $500 and $373, in 2006 and 2005, respectively	11,609	7,157
Inventories, net	10,602	9,037
Taxes recoverable	857	648
Related parties	160	120
Prepaid expenses and other	419	215
Deferred income taxes	600	615

Total current assets	29,032	23,106

Long-Term Assets:
Property, Plant and Equipment, net	9,868	6,868
Other Assets:
Deferred income taxes	1,155	608
Other	—	18

Total Assets	$40,055	$30,600

LIABILITIES AND QUOTAHOLDERS’ EQUITY

Current Liabilities:
Current portion of long-term debt	$2,634	$1,206
Accounts payable	4,252	3,755
Wages and salaries	2,028	1,498
Taxes payable	560	252
Due to related parties	24	51
Dividends payable to quotaholders	3,747	2,141
Employee profit sharing and management bonuses	968	1,899
Accrued expenses and other	1,641	822

Total current liabilities	15,854	11,624

Long-Term Liabilities:
Long-term debt, net of current portion	345	2,082
Due to related parties	—	2,814
Other liabilities	2,447	1,159

Total long-term liabilities	2,792	6,055

Commitments and Contingencies (Note 8)

Quotaholders’ Equity:
Capital, $0.424 and $0.399 par values, 11,117,280 and 7,113,128 quotas authorized and issued as of December 31, 2006 and 2005, respectively	4,712	2,837
Retained earnings	13,594	8,395
Accumulated other comprehensive income	3,103	1,689

Total quotaholders’ equity	21,409	12,921

Total Liabilities and Quotaholders’ Equity	$40,055	$30,600

The accompanying notes are an integral part of these consolidated financial statements.

PST INDÚSTRIA ELETRÔNICA DA AMAZONIA LTDA. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands)

	For the Fiscal Years Ended
	December 31,
	2006	2005	2004
			(Unaudited)
Net Sales	$94,097	$70,819	$47,807

Costs and Expenses:
Cost of goods sold	47,451	38,700	27,445
Product design and engineering expenses	3,113	2,358	1,802
Selling, general and administrative	25,929	18,136	13,488

Operating Income	17,604	11,625	5,072

Exchange (gains), net	(175)	(188)	(96)
Interest expense (income), net	(160)	857	1,263

Income Before Income Taxes	17,939	10,956	3,905

Provision for income taxes	3,442	2,330	610

Net Income	$14,497	$8,626	$3,295

The accompanying notes are an integral part of these consolidated financial statements.

PST INDÚSTRIA ELETRÔNICA DA AMAZONIA LTDA. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	For the Fiscal Years Ended
	December 31,
	2006	2005	2004
			(Unaudited)
OPERATING ACTIVITIES:
Net income	$14,497	$8,626	$3,295
Adjustments to reconcile net income to net cash provided (used) by operating acitivies -
Depreciation and amortization	1,363	1,247	980
Deferred income taxes	(409)	(197)	40
Loss on sales of property, plant and equipment	—	6	21
Changes in operating assets and liabilities-
Accounts receivable, net	(3,710)	(1,165)	(1,844)
Inventories, net	(702)	1,050	(964)
Prepaid expenses and other	(356)	(49)	404
Other assets	18	12	35
Accounts payable	142	1,297	(963)
Accrued expenses and other	1,428	3,097	335

Net cash provided by operating activities	12,271	13,924	1,339

INVESTING ACTIVITIES:

Capital expenditures	(3,790)	(1,749)	(1,523)
Proceeds from sales of property, plant and equipment	115	81	16

Net cash used by investing activities	(3,675)	(1,668)	(1,507)

FINANCING ACTIVITIES:
Borrowings of long-term debt	—	2,069	3,809
Repayments of long-term debt	—	(4,334)	(69)
Borrowings of short-term debt	303	1,186	1,931
Repayments of short-term debt	(910)	(4,164)	(898)
Decrease in amounts due to related parties	(3,022)	(377)	(4,941)
Dividends paid	(5,977)	(2,175)	—
Other equity transactions	—	2	78

Net cash used by financing activities	(9,606)	(7,793)	(90)

Effect of exchange rate changes on cash and cash equivalents	481	344	482

Net change in cash and cash equivalents	(529)	4,807	224

Cash and cash equivalents at beginning of period	5,314	507	283

Cash and cash equivalents at end of period	$4,785	$5,314	$507

Supplemental disclosure of cash flow information:
Cash paid for interest	$269	$846	$685

Cash paid for income taxes	$3,674	$2,438	$258

The accompanying notes are an integral part of these consolidated financial statements.

PST INDÚSTRIA ELETRÔNICA DA AMAZONIA LTDA. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF QUOTAHOLDERS’ EQUITY
(in thousands, except for number of quotas)

				Accumulated Other
			Retained	Comprehensive Income	Total Quotaholders'	Comprehensive
	Number of Quotas	Capital	Earnings	(Loss)	Equity	Income
BALANCE, JANUARY 1, 2004 (Unaudited)	200,000	$119	$3,542	$(1,755)	$1,906

Net income	—	—	3,295	—	3,295	3,295
Capitalization of retained earnings	4,692,368	1,767	(1,767)	—	—
Other comprehensive income:
Currency translation adjustments	—	—	—	2,152	2,152	2,152

Comprehensive income						$5,447

BALANCE, DECEMBER 31, 2004 (Unaudited)	4,892,368	1,886	5,070	397	7,353

Net income	—	—	8,626	—	8,626	8,626
Capitalization of retained earnings	2,220,760	951	(951)	—	—
Dividend distribution	—	—	(4,350)	—	(4,350)
Other comprehensive income:
Currency translation adjustments	—	—	—	1,292	1,292	1,292

Comprehensive income						$9,918

BALANCE, DECEMBER 31, 2005	7,113,128	2,837	8,395	1,689	12,921

Net income	—	—	14,497	—	14,497	14,497
Capitalization of retained earnings	4,004,152	1,875	(1,875)	—	—
Dividend distribution	—	—	(7,423)	—	(7,423)
Other comprehensive income:
Currency translation adjustments	—	—	—	1,414	1,414	1,414

Comprehensive income						$15,911

BALANCE, DECEMBER 31, 2006	11,117,280	$4,712	$13,594	$3,103	$21,409

The accompanying notes are an integral part of these consolidated financial statements.

PST INDÚSTRIA ELETRÔNICA DA AMAZONIA LTDA. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts and data related to 2004 are unaudited)
(in thousands, unless otherwise indicated)
1. Organization and Nature of Business
     PST Indústria Eletrônica da Amazônia Ltda. (“PST”) is a Brazilian limited liability corporation, which specializes in the design, manufacture and sale of electronic vehicle security devices. PST’s administrative headquarters is located in the city of Campinas, State of São Paulo, Brazil. PST also has a branch in the city of Rio de Janeiro, which carries out customer services, and a sales branch in the city of Buenos Aires, Argentina.
     Manufacturing activities are carried out in the PST industrial plant established in the Manaus Free-Trade Zone and in a manufacturing unit at PST’s facilities in the city of Campinas. Given the location of such a unit in an economic developing area, the Manaus plant has obtained the following federal and state benefits through 2013:
•	Exemption from IPI (federal excise tax) on products;

•	Suspension of import duties on imports of capital assets and reduction of the current tax rate applied to foreign raw materials;

•	Refund of up to 90.25% of the ICMS (State value-added tax) charged on product lines such as antennas, electric locks, replacement parts and printed circuit plates;

•	100% refund of the ICMS tax charged on other items for PST’s product lines;

•	75% reduction of the income tax for amounts computed on sales of products manufactured by PST in its Manaus unit. The related tax benefit must not be distributed to the quotaholders and may only be used to absorb losses or increase capital.
2. Summary of Significant Accounting Policies
     Basis of Presentation
     The accompanying consolidated financial statements include the accounts of PST and its wholly-owned subsidiary PST Industrial Ltda., which has no operations currently. PST and its subsidiary are hereinafter referred to as the “Company”. Intercompany transactions and balances have been eliminated in consolidation.
     The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP), which differ in certain respects from accounting practices applied by the Company in its statutory financial statements, which are prepared in accordance with accounting practices adopted in Brazil.
     Based on an analysis of the Company’s revenues, expenses and financial structure, management has concluded that the Company’s functional currency for its Brazilian operations is the Brazilian Real.
     The financial statements are translated into US dollars using exchange rates in effect at the period end for assets and liabilities and average exchange rates during each reporting period for the results of operations. Adjustments resulting from translation of financial statements are reflected as a component of accumulated other comprehensive income (loss). Foreign currency translations are remeasured into the functional currency using translation rates in effect at the time of the transaction, with the resulting adjustments included in the results of operations.
     Cash and Cash Equivalents
     The Company considers all short-term investments with original maturities of three months or less to be cash equivalents. Cash equivalents are stated at cost plus interest earned through the balance sheet date, when applicable, which approximates fair value, due to the highly liquid nature and short-term duration of the underlying investments.

PST INDÚSTRIA ELETRÔNICA DA AMAZONIA LTDA. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts and data related to 2004 are unaudited)
(in thousands, unless otherwise indicated)
     Accounts Receivable and Concentrations of Credit Risk
     Revenues are principally generated from the automotive vehicle markets and are comprised of approximately 92% from Aftermarket customers and 8% from Original Equipment Manufacturers. The Company’s products are sold through distributors and resellers. Two customers accounted for 10% and 7%, 14% and 11%, and 13% and 12% of the Company’s sales for the years ended December 31, 2006, 2005 and 2004, respectively. Trade accounts receivables are not secured by collateral.
     Inventories
     Inventories are valued at the lower of cost or market. Cost is determined at the average cost of purchase or production, which includes material, labor and overhead. Inventories consist of the following at December 31:

	2006	2005
Raw materials	$5,019	$3,983
Work in progress	1,558	1,142
Finished goods	4,266	4,030

Total inventories	10,843	9,155
Less: Provision for lower of cost or market valuation and slow-moving inventories	(241)	(118)

Total	$10,602	$9,037

     Property, Plant and Equipment
     Property, plant and equipment are recorded at cost and consist of the following at December 31:

	2006	2005
Land and land improvements	$691	$632
Buildings and improvements	2,646	1,810
Machinery and equipment	4,627	3,573
Computer equipment and software	2,650	1,756
Office furniture and fixtures	561	347
Tooling	4,664	3,368
Vehicles	1,026	644
Other	523	343

Total property, plant and equipment	17,388	12,473
Less: Accumulated depreciation	(7,520)	(5,605)

Property, plant and equipment, net	$9,868	$6,868

PST INDÚSTRIA ELETRÔNICA DA AMAZONIA LTDA. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts and data related to 2004 are unaudited)
(in thousands, unless otherwise indicated)
     Depreciation is provided by the straight-line method over the estimated useful lives of the assets. Depreciation expense for the years ended December 31, 2006, 2005 and 2004 was $1,363, $1,247 and $980, respectively. Depreciable lives within each property classification are as follows:

Buildings and improvements	25	years
Machinery and equipment	10	years
Computer equipment and software	5	years
Office furniture and fixtures	10	years
Tooling	3 - 10	years
Vehicles	5	years
     Maintenance and repair expenditures that are not considered improvements and do not extend the useful life of property are charged to expense as incurred. Expenditures for improvements and major renewals are capitalized. When assets are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any gain or loss on the disposition is credited or charged to income.
     At December 31, 2006 and 2005, property, plant and equipment includes vehicles held under capital leasing arrangements with an aggregate cost of $1,059 and $405 and accumulated depreciation of $202 and $36, respectively.
     Accrued Expenses and Other Current Liabilities
     Accrued expenses and other current liabilities consist of the following at December 31:

	2006	2005
Commission-related obligations	$807	$282
Warranty-related obligations	549	502
Other	285	38

Total	$1,641	$822

     Income Taxes
     The Company accounts for income taxes using the provisions of Statement of Financial Accounting Standard (SFAS) 109, Accounting for Income Taxes. Deferred income taxes reflect the tax consequences on future years of differences between the tax basis of assets and liabilities and their financial reporting amounts. Future tax benefits are recognized to the extent that realization of such benefits is more likely than not to occur.
     Revenue Recognition and Sales Commitments
     Revenues and expenses are recognized on the accrual basis. Revenues from sales of products are recognized when the risks and rewards of ownership have been transferred to the customers. No revenue is recognized if there are significant uncertainties regarding its realization.
     Bad Debts
     The Company evaluates the collectibility of accounts receivable based on a combination of factors. In circumstances where the Company is aware of a specific customer’s inability to meet its financial obligations, a specific allowance for doubtful accounts is recorded against amounts due to reduce the net recognized receivable to the amount the Company reasonably believes will be collected. Additionally, the Company reviews historical trends for collectibility in determining an estimate for its allowance for doubtful accounts. If economic circumstances change substantially, estimates of the recoverability of amounts due to the Company could be reduced by a material amount. The Company does not have collateral requirements with its customers.
     Bad debt expense for the years ended December 31, 2006, 2005 and 2004 was $91, $123 and $62, respectively.

PST INDÚSTRIA ELETRÔNICA DA AMAZONIA LTDA. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts and data related to 2004 are unaudited)
(in thousands, unless otherwise indicated)
     Freight expenses
     Shipping and handling costs incurred for delivering products sold are reported in selling expenses and were $2,722, $1,972 and $1,037 for the years ended December 31, 2006, 2005 and 2004, respectively.
     Warranty Reserves
     The Company’s warranty reserve is established based on the Company’s best estimate of the amounts necessary to settle future and existing claims on products sold as of the balance sheet date. The following is a reconciliation of the changes in the Company’s warranty reserve at December 31:

	2006	2005
Warranty reserves at beginning of period	$502	$309
Payments made	(466)	(190)
Costs recognized for warranties issued during the period	539	490
Changes in estimates for preexisting warranties	(26)	(107)

Warranty reserve at end of period	$549	$502

     Product Development Expenses
     Expenses associated with the development of new products and changes to existing products are charged to expense as incurred. These costs amounted to $3,113, $2,358 and $1,802 in 2006, 2005 and 2004, respectively.
     Financial Instruments
     Financial instruments held by the Company include cash and cash equivalents, accounts receivable, accounts payable and long-term debt. The carrying value of cash and cash equivalents, accounts receivable and accounts payable is considered to be representative of fair value because of the short maturity of these instruments. The carrying value of the Company’s variable rate debt approximates its fair value. Refer to Note 7 of the Company’s consolidated financial statements for fair value disclosures of the Company’s loan payable to Stoneridge, Inc.
     Accounting Estimates
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Because actual results could differ from those estimates, the Company revises its estimates and assumptions as new information becomes available.

PST INDÚSTRIA ELETRÔNICA DA AMAZONIA LTDA. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts and data related to 2004 are unaudited)
(in thousands, unless otherwise indicated)
     Comprehensive Income
     SFAS 130, Reporting Comprehensive Income, establishes standards for the reporting and display of comprehensive income. Other comprehensive income consists of foreign currency translation adjustments. Balances of each after-tax component of accumulated other comprehensive income, as reported in the statement of consolidated quotaholders’ equity as of December 31, are as follows:

	For the Fiscal Years Ended
	December 31,
	2006	2005	2004
			(Unaudited)
Net income	$14,497	$8,626	$3,295
Other comprehensive income:
Currency translation adjustments	1,414	1,292	2,152

Comprehensive income	$15,911	$9,918	$5,447

Impairment of Assets
     The Company reviews its long-lived assets with finite lives for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. No impairment charges were recorded in 2006, 2005 or 2004. Impairment would be recognized when events or changes in circumstances indicate that the carrying amount of the asset may not be recovered. Measurement of the amount of impairment may be based on appraisal, market values of similar assets or estimated discounted future cash flows resulting from the use and ultimate disposition of the asset.
3. Capital Lease Obligations
     The Company has entered into certain capital lease agreements, most of them containing purchase options, as a form to finance its acquisition of vehicles and equipment.
     The initial net present value of lease payments recorded as an obligation and in fixed assets was substantially similar to the amount outstanding at year-end as most of the assets were received by the Company close to year-end. During 2006, the Company paid $185 and $52 on its leases for principal and interest (in 2005, $70 and $18 respectively). Future capital lease obligations at December 31, 2006 are as follows:

2007	$344
2008	312
2009	121

Total	$777

Imputed interest amounts	(157)

Present value of lease payments	620
(-) Amount recorded in the current liabiliites	275

(=) Amount due in the long term	$345

PST INDÚSTRIA ELETRÔNICA DA AMAZONIA LTDA. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts and data related to 2004 are unaudited)
(in thousands, unless otherwise indicated)
4. Long-Term Debt
     Long-term debt consists of the following:

	December 31,
	2006	2005
Working capital loans	$2,359	$3,019
Leasing obligations	620	269

Total debt	2,979	3,288
Less: Current portion	(2,634)	(1,206)

Total long-term debt less current portion	$345	$2,082

     Working capital loans from Brazilian financial institutions are secured by promissory notes and by guarantees from two Brazilian financial institutions. The weighted average interest rate on outstanding debt obligations at December 31, 2006 and 2005 were 12.4% and 14.0%, respectively, per year.
     The long-term portion of the debt at December 31, 2006 refers to capital leases that will mature in 2008 and 2009.
5. Advertising costs
     The cost of advertising is expensed as incurred. Advertising expense was $425 and $315 in 2006 and 2005, respectively.
6. Income Taxes
     Under Brazilian tax law, taxes are paid monthly based on the actual or estimated monthly taxable income. Income taxes in Brazil include federal income tax and social contribution (which is an additional federal income tax). The applicable statutory income tax rate was 25% and the social contribution rate was 9% during the years ended December 31, 2006, 2005 and 2004, respectively. The composite tax rate was 34% for the years ended December 31, 2006, 2005 and 2004, respectively. There are no state or local income taxes in Brazil.
     The Company’s Manaus plant operates in an economic developing area (Free-Trade Zone) and therefore, its operating income from the production of products at that plant is exempt from federal income tax through 2013, as commented in Note 1.

PST INDÚSTRIA ELETRÔNICA DA AMAZONIA LTDA. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts and data related to 2004 are unaudited)
(in thousands, unless otherwise indicated)
     The provisions for taxes on income included in the consolidated financial statements represent Brazilian federal and foreign income taxes. The components of income before income taxes and the provision for income taxes consist of the following:

	For the Fiscal Years Ended
	December 31,
	2006	2005	2004
			(Unaudited)
Income before income taxes:
Brazilian	$17,329	$10,324	$3,633
Foreign	610	632	272

Total income before income taxes	$17,939	$10,956	$3,905

Income tax (benefit) provision:
Current:
Brazilian federal	$3,674	$2,465	$570
Foreign	177	63	—

Total current provision	3,851	2,528	570

Deferred:
Brazilian federal	(409)	(198)	40

Total deferred (benefit) provision	(409)	(198)	40

Total income tax provision	$3,442	$2,330	$610

The reconciliation of the Company’s effective income tax rate to the statutory federal tax rate is as follows:

	2006	2005	2004
			(Unaudited)
Brazilian federal income tax rate	34.0%	34.0%	34.0%
Earnings of foreign branch	(0.2)	(1.8)	(3.1)
Manaus free-trade zone income tax incentives	(15.9)	(15.3)	(19.5)
Other	1.3	4.4	4.2

Effective income tax rate	19.2%	21.3%	15.6%

     Deferred tax assets and liabilities consisted of the following at December 31:

	2006	2005
Deferred tax assets:
Inventory reserves	$82	$47
Provision for product warranties	187	171
Provision for loss contingencies	831	394
Product design and development costs deferred for tax purposes	286	179
Deferred revenues subject to current taxation	337	412
Other nondeductible reserve	32	20

Net deferred tax asset	$1,755	$1,223

7. Fair Value of Financial Instruments
     A financial instrument is cash or a contract that imposes an obligation to deliver, or conveys a right to receive cash or another financial instrument. The carrying values of cash and cash equivalents, accounts receivable and accounts payable are considered to be representative of their fair value because of the short maturity of these instruments. The estimated fair value of the Company’s loan payable to related party Stoneridge, Inc. at December 31, 2005, based on internal analyses of present value discounted by a market rate applicable to similar operations, was approximately $1,327 and the carrying value $2,814.
     The Company does not enter into financial instruments for hedging or other purposes.

PST INDÚSTRIA ELETRÔNICA DA AMAZONIA LTDA. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts and data related to 2004 are unaudited)
(in thousands, unless otherwise indicated)
8. Commitments and Contingencies
     In the ordinary course of business, the Company is involved in various legal proceedings, principally related to tax and labor claims. Following the opinion of its legal advisors, the Company has recorded its Federal excise tax credits related to purchases of raw materials and other materials that are tax exempt, non-taxed or taxed at a zero rate. The related tax credits were offset against current federal excise taxes payable and will be maintained as a provision for contingencies until the Company is judicially granted the right to recognize it.
     The Company is judicially challenging the extension of the calculation basis of its Employees’ Profit Participation Program (PIS) and Tax for Social Security Financing (COFINS) on exchange gains enacted by Brazilian Law 9,718/98. As such, these amounts may represent a legal obligation under enacted legislation. A full provision for the amounts not paid has been recorded pending a final determination from the courts on the Company’s claim.
     The recorded provisions for loss contingencies are comprised as follows at December 31, 2006 and 2005:

	2006	2005
IPI extemporaneous credits offset	$1,287	$871
PIS and COFINS on exchange gains	848	171
Labor claims	312	117

Total	$2,447	$1,159

9. Related Party Transactions
     Related party transactions with Stoneridge, Inc. for the fiscal years ended December 31 are as follows:

	2006	2005
Transactions:
Commissions/Royalties	$215	$194
Purchases	$—	$6

     Related party balances with Stoneridge, Inc. as of December 31 are as follows:

	2006	2005
Balances:
Accounts receivable	$160	$120
Accounts payable	24	51
Loans payable	$—	$2,814
     The loan payable at December 31, 2005 to quotaholder Stoneridge, Inc., which holds 50% of the Company’s quotas, refers to a loan agreement entered into on March 2, 1998, whose principal was fully amortized in December 2004. The remaining balance related to interest accrued through the principal amortization date. Such amount was settled in cash in 2006.

PST INDÚSTRIA ELETRÔNICA DA AMAZONIA LTDA. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(amounts and data related to 2004 are unaudited)
(in thousands, unless otherwise indicated)
10. Quotaholders’ Equity
     The payment of dividends is limited to the amount of retained earnings in the Company’s local currency financial statements prepared in accordance with accounting principles adopted in Brazil. Dividends are payable in Brazilian Reais and may be remitted to quotaholders abroad, provided the foreign capital is registered with the Brazilian Central Bank. Such amount corresponds to $4,712 at December 31,2006.